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                            ARGUS CORPORATION LIMITED

                              STATUS UPDATE REPORT

Toronto, Canada, October 18, 2004 -- Argus Corporation Limited ("Argus") (TSX:
AR.PR.A, AR.PR.D, AR.PR.B) today provided a status update of developments since its last Status Update Report was filed on October 1, 2004.

Argus is providing updates on its affairs on at least a bi-weekly basis in accordance with certain guidelines of the Ontario Securities Commission (the "OSC") until it is able to meet its public filing obligations.

These guidelines, and Argus' update reporting, are pursuant to the Management and Insider Cease Trade Order that was issued by the OSC on June 3, 2004 (the "Order") with respect to the management and insiders of Argus.

This Report includes certain updates regarding Hollinger Inc. ("Hollinger") of which Argus owns 61.8% of the Retractable Common Shares and Hollinger International Inc. ("International") of which Hollinger owns 68% of the voting shares and 18.2% of the equity. The Report further provides an update as to the preparation and filing of financial statements and other related matters by Argus.

Reference should be made to Status Update Reports that have been previously filed by Argus since the Order. They are available at www.sedar.com.

Argus has not been able to file its financial statements and the respective related Management Discussion and Analysis ("MD&A") for the fiscal Quarters in 2004 on the basis of consolidation with those of Hollinger when they were due. The Order was issued as a result of the initial failure by Argus to file its financial statements and related MD&A for the Quarter ended March 31, 2004 when it was due by May 15, 2004.

Argus has announced that it will similarly not be able to file its financial statements and related MD&A for the third fiscal Quarter of 2004 ended September 30, 2004 when they are due to be filed on November 14, 2004. Argus plans instead to file financial statements that are not consolidated with those of Hollinger as alternative financial reporting as it has filed for the first two Quarters of 2004.

Argus has not been able to complete and file financial statements on the basis of consolidation with those of Hollinger as each of Hollinger and International have not filed their audited statements for 2003 and their unaudited statements for the fiscal Quarters in 2004. International has previously announced that it would prepare and file its 2003 audited financial statements after it had more time to review the Report of its Special Committee that it issued on August 30, 2004 (the "Report").
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Hollinger may then be able to complete its financial statements for that fiscal year and prepare its subsequent quarterly financial statements. Argus would, in turn, then be able to consolidate its financial statements with those of Hollinger for those Quarters and bring its financial reporting up to date. Argus is however unable to determine when that may be commenced or completed owing to various uncertainties.

On October 15, 2004, International advised that it currently expects to be able to complete its audited financial statements (and related MD&A) for its fiscal year ended December 31, 2003 within the next several weeks and to complete its interim financial statements for the fiscal Quarters ended March 31 and June 30, 2004 shortly thereafter. It announced that appropriate filings will then be made on Forms 10-K, 10-Q and 8-K with the U.S. Securities and Exchange Commission (the "SEC") and in Canada.

This would be a necessary but not sufficient condition to enable Argus to consolidate its financial statements with those of Hollinger for the Quarters ended in 2004 as Hollinger's ability to consolidate its financial statements with those of International is dependent on a level of cooperation from International and its auditors which is still under negotiation.

Dividends

On October 5, 2004, Argus declared regular quarterly dividends to be paid on November 1, 2004 to the holders of record of its Class A and Class B Preference Shares at the close of business on October 18, 2004.

The dividends to be paid are respectively 62 1/2 cents per share on the Class A Preference Shares $2.50 Series, 65 cents per share on the Class A Preference Shares $2.60 Series and 67 1/2 cents per share on the Class B Preference Shares 1962 Series. The cost of the quarterly dividends payable on November 1, 2004 is $251,703.

Argus has reduced the stated capital attributed to each of its Common Shares (the "Common Shares") and Class C Participating Non-Voting Preference Shares (the "Class C Shares").

As all of the Common Shares and Class C Shares are owned by Ravelston, it approved a Special Resolution of Argus on October 5, 2004 to reduce the stated capital of Argus to the extent of $76,263,118 by deducting $15,781,018 from the stated capital account for the Common Shares and $60,482,100 from the stated capital account for the Class C Shares. The amount of the reduction was credited to Argus' contributed surplus account. The remaining total stated capital on those shares is $5,000.

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The reduction of the stated capital will not result in any tax or other consequences to Argus, nor will Ravelston receive any benefit from the reduction. The reduction in stated capital did not involve the payment of any distribution to Ravelston and did not cause any reduction in Argus' shareholders' equity.

The Canada Business Corporations Act further provides that Argus may not declare dividends if it is, or would be after the payment of any dividends, unable to pay its liabilities as they become due.

It is contemplated that Argus will need to obtain additional funds in order to continue to pay dividends on the Class A and Class B Preference Shares on an uninterrupted basis, including those that are due to be paid on February 1, 2005. Argus intends to make efforts to try to ensure such payments.

Financial Position

Argus had Cdn. $559,958 of cash on hand as of the close of business on October 15, 2004 from which amount the Cdn. $251,703 of dividends are to be paid on November 1, 2004.

Argus indirectly owns 21,596,387 Retractable Common Shares of Hollinger (each a "Share") with a market value at the close of trading on October 15, 2004 on the Toronto Stock Exchange of Cdn. $3.50 per share or Cdn. $75,587,354. 11,862,342 of the Shares, being approximately fifty-five percent of the Shares, are owned by a subsidiary of Argus in which Ravelston has a significant minority interest. That minority interest had a market value of approximately Cdn. $12.1 million at October 15, 2004.

The financial statements of Argus have further set out a liability for an amount on account of future income taxes on unrealized net capital gains. The estimated amount on account of such future income taxes, as reported in the alternative financial information of Argus for June 30, 2004, was Cdn. $12,069,339.

Hollinger Developments

On October 14, 2004, Mr. Justice Colin Campbell of the Ontario Superior Court of Justice ordered the appointment of Kroll Lindquist Avey Inc. ("Kroll") as an inspector of Hollinger pursuant to s. 229(1) of the Canada Business
Corporations Inc. to conduct an investigation of certain of the affairs of Hollinger.
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Kroll was appointed as an inspector as a result of the Application of Catalyst
Fund General Partner I Inc. ("Catalyst"). Catalyst holds over 80% of the
Series II Preference Shares of Hollinger that Catalyst's president valued at September 27, 2004 as representing an investment of approximately
Cdn. $15.4 million.

The parties to the Application had agreed that Kroll was to not commence any inspection activities until certain potential conflicts of interest issues involving it were resolved. Kroll has now been disqualified pursuant to such conflict and a substitute appointee is being sought. The inspector is to provide a preliminary report to the Court by November 13, 2004.

Catalyst has brought a further Application in the Ontario Superior Court of Justice seeking to remove all of the directors of Hollinger but for two directors who were appointed on September 27, 2004 and for an injunction restraining any non-arm's length transactions involving Hollinger without notice to and approval of the Court. That Application is to be heard on October 29, 2004. In the meantime, Hollinger has given certain undertakings not to enter into related party transactions (as defined) with certain exceptions.

Hollinger announced on October 18, 2004 that it and its subsidiaries had approximately US $14.72 million of cash or cash equivalents on hand as of the close of business on October 15, 2004. As well, Hollinger has previously reported that it has approximately US $10.5 million of cash deposited as collateral for its borrowings and it is entitled to apply this amount towards future interest payments on its Senior Notes and Second Priority Notes.

Hollinger directly or indirectly owns 792,560 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of International. Based on the closing price of the shares of Class A Common Stock of International on the New York Stock Exchange at the close of business on October 15, 2004 of US $17.50, the market value of Hollinger's direct and indirect holdings in International is US $276,194,800.

All of Hollinger's interest in the shares of Class A Common Stock of International are being held in escrow with a licensed trust company in support of future retractions of its Series II Preference Shares. All of Hollinger's interest in the shares of Class B Common Stock of International are pledged as security in connection with US $78 million of Senior Notes issued by Hollinger and US $15 million of Second Priority Notes issued by Hollinger.

For additional information on developments respecting Hollinger, reference can be made to its public filings online at www.hollingerinc.com, www.hollinger.com or www.sedar.com.
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International Developments

An US $1.25 billion legal action brought by International in the US District Court of Northern Illinois, Eastern Division (the "Court") as against Hollinger, Ravelston, certain of their directors and officers, Horizon Publications Inc. and associated companies ("Horizon"), Bradford Publishing Inc. (Bradford") and other parties (the "Amended Complaint") was dismissed on October 8, 2004.

The Honorable Blanche M. Manning noted in her Order that certain counts of the Amended Complaint that had been made pursuant to the Racketeer Influenced and Corrupt Organizations Act ("RICO") were barred by that statute.

The Amended Complaint had been filed on May 7, 2004 following an initial Complaint filed in the Court on January 29, 2004. Before that, International had filed a Complaint in the US District Court for the Southern District of New York on January 17, 2004 and then withdrew that Complaint.

At a Hearing on October 14, 2004, Judge Manning granted International permission to file a second amended Complaint in the Court by October 25, 2004 in which Horizon and Bradford would be excluded as defendants (the "Second Amended Complaint").

International has stated that the Second Amended Complaint is to contain additional allegations of wrongdoing that are described in the Report. The defendants are to be given until December 13, 2004 to respond to the Second Amended Complaint.

International also announced on October 14, 2004 that it intends to appeal the dismissal on October 8, 2004 of its claims under RICO in the Amended Complaint either on an interlocutory basis if allowed by the Court or upon judgment in the litigation.

International continues to hold a large but unspecified amount of cash following its sale of its United Kingdom newspaper properties on July 30, 2004. International reported on October 15, 2004 that its Corporate Review Committee intends to review and consider International's financial statements for the year ended December 31, 2003 and the first two Quarters of fiscal 2004 and pro forma financial information after giving effect to the sale of the properties before making a final determination as to the distribution of net sale proceeds (after the recent payment of certain of International's outstanding indebtedness) to International's stockholders. International reported that such distribution could take the form of a self tender offer or a special dividend. International further reported that it expects that action on this matter will be taken shortly after the financial information described above is filed with the SEC.


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International has reported that it has updated certain previously-reported circulation numbers for the Chicago Sun-Times newspaper and reported a pre-tax charge of approximately US $24 million in the year 2003 and approximately
US $3 million for the first Quarter of 2004 to cover the estimated cost of resolving advertiser claims related to the reduced circulation numbers.

For additional information on developments respecting International, reference can be made to its online public filings at either www.hollingerinternational.com or http://www.sec.gov/edgar.shtml.

Class Action Complaints

The plaintiffs in a Consolidated Class Action Complaint that has been commenced in the Court in Illinois as against each of Argus, Hollinger, International, certain of their directors and officers, Horizon, Bradford, KPMG and others intend to file a Second Consolidated Amended Complaint by November 19, 2004.

The plaintiffs have advised the Court that the Second Consolidated Amended Complaint is to be filed after International reviews the Report and files its audited financial statements. Answers to the Second Consolidated Amended Complaint are then to be filed by the defendants by January 24, 2005.

A Statement of Claim in a class action lawsuit was filed in the Saskatchewan Court of Queen's Bench on September 7, 2004 as against Argus, Hollinger and International, certain of their respective current and former directors, Torys LLP, former legal counsel to certain of the defendants, KPMG and others. Service has been effected on Argus and certain of the other defendants. The legal action on behalf of the shareholders of Hollinger and International is for an unspecified amount. It has not been certified by the Court as a class action.

There has been no other material change from the information contained in the Status Update Report of Argus issued on October 1, 2004.

For further information, please call:

Monique L. Delorme                        Peter G. White
Chief Financial Officer                   Executive Vice-President and Secretary
Argus Corporation Limited                 Argus Corporation Limited
Tel: 416-363-8721                         Tel: 416-363-8721